July 31, 2015

Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Customer Relations Centers, Inc.
Amendment No. 2 to Registration Statement on Form F-1
Filed June 1, 2015
File No. 333-199306

Dear Ms. Jacobs:

On behalf of China Customer Relations Centers, Inc. (the “Issuer”) and in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission dated June 22, 2015, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 3 on Form F-1 to the captioned Registration Statement (the “Amendment”). Factual information provided herein has been provided to us by the Issuer. Capitalized terms used herein shall have the meanings ascribed to them in the Amendment unless otherwise defined herein.

Our Corporate Structure, page 6

1.	We note the disclosure in this section as well as on page F-7 regarding your variable interest entity Taiying and its subsidiaries, including several recently-incorporated subsidiaries. Please consider expanding the disclosure in business or another appropriate section of the prospectus to discuss the relative significance of Taiying and each of its operating subsidiaries to your overall business.

The Issuer acknowledges this comment and has added a section captioned “Purpose and Significance of Taiying and its Subsidiaries, Central BPO, JTTC, HTCC, SCBI, JCBI, ATIT, STTGB, STTCB HTTYB, JTIS, NJTY, JXTY and XTTC” under the “Corporate Structure” heading in the Amendment. This section identifies the purpose and significance of Taiying and each subsidiary, which is to operate the Issuer’s call centers. Further, this section identifies the call center that Taiying or each subsidiary operates, and identifies the percentage of revenue, if any, generated from each subsidiary in 2014.

Related Party Transactions

Transactions with Related Persons, page 72

2.	Please revise to provide the required disclosure for transactions with related parties for the period since the beginning of your last three fiscal years up to the date of the document, including as one example, the largest principal amount outstanding on related-party loans during the period. Refer to Item 7.B of Form 20-F.

The Issuer acknowledges this comment and has disclosed in the Amendment its related-party transactions since the beginning of its last three fiscal years through June 30, 2015.

Principal and Selling Stockholders, page 74

3.	Please disclose the portion of your shares of common stock held and the number of holders of your common stock in the United States. Refer to Item 7.A.2 of Form 20-F.

The Issuer acknowledges this comment and advises the Staff that none of the stockholders listed in the principal and selling stockholders table are located in the United States and none of the shares of common stock held by them are located in the United States. The Issuer notes that Fulcan Capital Partners, LLC, which is a Nevada limited liability company (“Fulcan”) holds 81,000 shares of common stock. The Issuer has disclosed Fulcan’s ownership in the Principal sand Selling Stockholders section in the Amendment.

4.	We note the second sentence below the bullet points on page 74 regarding the definition of beneficial ownership. Please expand this sentence and the first footnote to the ensuing table to reflect that the definition of “beneficial owner” under Form 20-F also includes any person who has the power to receive the economic benefit of the ownership of your shares. Refer to the definition of beneficial owner in General Instruction F of Form 20-F. In addition, revise the table and footnotes thereto as necessary to ensure that they include all beneficial owners required to be disclosed under Item 7.A.1 of Form 20-F.

The Issuer acknowledges this comment and had revised the definition of beneficial ownership in the first footnote and ensuing principal and selling stockholders table in the Amendment, to include any person who has the power to receive the economic benefit or the ownership of shares. Further, the Issuer has reviewed the principal and selling stockholders table and corresponding footnotes, and has determined that there are not any additional beneficial owners to add to the table and corresponding footnotes based upon the expanded definition of beneficial ownership.

5.	Please reorganize your part II disclosures to correspond to item numbers 6 through 9 of Form F-1, as they currently refer to item numbers contained in Form S-1.

The Issuer acknowledges this comment and has reorganized its part II disclosures in the Amendment to correspond to item numbers 6 though 9 of Form F-1.

Sincerely,

/s/ Bradley A. Haneberg

Bradley A. Haneberg, Esq.